

December 10, 2010

Mark L. Zoeller
Vice President – General Counsel and Corporate Secretary
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

      Re: **BioFuel Energy Corp.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed December 3, 2010
              File No. 333-169982

Dear Mr. Zoeller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the prospectus cover page and elsewhere in the filing, as appropriate, to (i) prominently disclose that the rights offering to the backstop parties, including the backstop commitment, will be conducted on a private basis, (ii) revise all disclosures suggesting that they may participate "in this rights offering" to indicate otherwise (e.g., see disclosures on pages 16 and 59); and (iii) adjust the number of shares of Series A Non-Voting Convertible Preferred Stock subject to registration to reflect the downward adjustment in the number of subscription rights being registered, or otherwise tell us why all two million shares should be registered.

You may contact Andrew Schoeffler at (202) 551-3748 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Craig F. Arcella, Esq. (via facsimile at (212) 474-3700)